UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: October 2016

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

1 Hashalom Road

Tel-Aviv, Israel 67892

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F          ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Reductions in Outstanding Number of Options and Certain Debenture Series

On October 9, 2016, Gazit-Globe Ltd. (referred to herein as Gazit or the Company), reported to the Tel Aviv Stock Exchange and Israeli Securities Authority that as of September 30, 2016, there were reductions in the principal outstanding amount of certain series of the Company’s debentures, relative to the outstanding amounts of those debentures as of June 30, 2016.

The reductions in the principal outstanding amount of the Company’s debentures during the third quarter of 2016 consisted of: (i) a reduction of NIS 91.7 thousand in the outstanding amount of Gazit’s Series C debentures, resulting in a remaining outstanding amount of NIS 506.4 million; (ii) a reduction of NIS 247.2 thousand in the outstanding amount of Gazit’s Series I debentures, resulting in a remaining outstanding amount of NIS 479.2 million; and (iii) a reduction of NIS 7.3 million in the outstanding amount of Gazit’s Series J debentures, resulting in a remaining outstanding amount of NIS 698.1 million. The reductions in the outstanding amount of the Series C and Series I debentures resulted from repurchases of debentures by Gazit, whereas the reduction in the outstanding amount of the Series J debentures resulted from a partial redemption of that series of debentures.

Forward Looking Statements

This report may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside of the Company’s control, that could cause its future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in the Company’s public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, the Company undertakes no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: October 10, 2016	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Chief Financial Officer

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